Triant Technologies Inc.

20 Townsite Road, 2nd Floor

Nanaimo, British Columbia

Canada V9S 5T7

TRIANT

Tel: 250.754.4223

Toll Free: 800.663.8611

Fax: 250.754.2388

e-mail: mail@triant.com

CONTACTS:

Robert Heath, Chairman & CEO / Mark Stephens, CFO

Triant Technologies Inc.

250.754.4223

mail@triant.com

FOR IMMEDIATE RELEASE

TRIANT REPORTS THIRD QUARTER 2003 FINANCIAL RESULTS

VANCOUVER, CANADA — October 29, 2003 — Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF) today reported financial results for the third quarter ended September 30, 2003 (expressed in Canadian dollars).  The Company will also host a conference call today, Wednesday, October 29, 2003 at 1:45 p.m. Pacific Time (4:45 p.m. Eastern Time) to discuss the third quarter financial results.

Revenue for the three months ended September 30, 2003 was $1,896,313 compared to $1,315,772 for the third quarter of 2002. During the third quarter of 2003, Triant continued to pursue licensing, service and maintenance opportunities for ModelWare and related products with various semiconductor manufacturers through Triant’s distribution channels in Asia and directly in Europe and the United States. Despite the industry uncertainty, Triant’s customers are cautiously deploying APC (Advanced Process Control) solutions to provide them with a competitive advantage in the area of advanced manufacturing. Triant received $1.8 million in new orders during the third quarter of 2003 compared to $1.0 million for the third quarter of 2002. Triant ended the third quarter of 2003 with deferred revenue and backlog totalling $0.7 million compared to $2.2 million at the end of the third quarter of 2002.

Loss from operations for the three months ended September 30, 2003 was $330,340 compared to $1,588,813 for the third quarter of 2002. Net loss for the three months ended September 30, 2003 was $330,585, or a loss per share of $0.01, compared to $1,205,905, or a loss per share of $0.03, for the third quarter of 2002.

Revenue for the nine months ended September 30, 2003 was $4,404,489 compared to $4,744,659 for the nine months ended September 30, 2002. The weak world economy and semiconductor industry for the past two years have reduced capital spending and have lengthened Triant’s sales cycle in some cases. Triant believes the demand for APC products and services will continue to increase on a year-over-year basis as customers realize their benefits. During the nine months ended September 30, 2003, Triant received $4.1 million in new orders compared to $6.1 million for the nine months ended September 30, 2002.

Loss from operations for the nine months ended September 30, 2003 was $2,068,965 compared to $3,633,707 for the nine months ended September 30, 2002. Net loss for the nine months ended September 30, 2003 was $2,737,803, or a loss per share of $0.07, compared to a net loss of $3,395,459, or a loss per share of $0.08, for the nine months ended September 30, 2002. This included foreign exchange losses of $793,759 on U.S. dollar denominated cash, cash equivalents and short-term investments for the first nine months of 2003 compared to foreign exchange losses of $19,569 for the first nine months of 2002 as a result of the significant appreciation of the Canadian dollar during 2003.

Triant estimates its break-even revenue point for 2003 at around $10 million, which is based on its estimates of a 76% average gross margin, $4.2 million for research and development expenses, and $3.6 million for selling, general and administrative expenses. As substantially all of Triant’s sales are conducted in U.S. dollars and its expenses are primarily in Canadian dollars, it should be noted that a stronger Canadian dollar has the effect of making it more challenging to reach this break-even point.

As at September 30, 2003, Triant maintained a cash, cash equivalents and short-term investments balance of $9.0 million compared to $12.4 million as at December 31, 2002.

Commenting on the results, Robert Heath, Triant’s Chairman and Chief Executive Officer, stated: “We believe we can continue our growth trend by meeting the following objectives:

•

Expanding deployments of ModelWare in existing accounts and opening up new accounts in Asia, USA and Europe where evaluations are in-progress

•

Aggressively pricing ModelWare for fab-wide deployment

•

Continuing to build an excellent global sales, support and service organization

•

Focusing our applications engineering group on solving our customers’ tough manufacturing problems thereby providing a solid return on investment for the deployment of ModelWare

•

Enhancing ModelWare; developing new and complementary products aimed at the semiconductor industry; and cautiously exploring new vertical markets

“We are seeing more and more focus from our customers on fab-wide deployments as they realize the benefits of our solution. We are currently deployed on over 3,500 pieces of equipment and five out of the top ten semiconductor manufacturers use ModelWare, which we believe clearly puts us in a leading position amongst APC vendors. We believe that the unfolding migration to 300mm fabrication plants will be a key catalyst for broad APC adoption.

“We continue to work diligently to provide our global customers with fab-wide solutions to improve the effectiveness of their wafer processing equipment. We anticipate entering into several new fab-wide licenses in the near term and have significant opportunities in Korea, Japan and Taiwan.

“Our outlook for the remainder of 2003 continues to be positive as we are working very hard to close significant opportunities for ModelWare in the fourth quarter.  We believe Triant is the industry leader in terms of the number of fault detection licenses implemented and our blue chip customer base. Our increasing deployments of ModelWare licenses globally indicate that there is a growing demand for this technology from the leading semiconductor manufacturers.”

Conference Call Access Information

Triant will host a conference call today, Wednesday, October 29, 2003 at 1:45 p.m. Pacific Time (4:45 p.m. Eastern Time) to discuss the third quarter 2003 financial results. The dial-in number for the call is 416.695.5806 and the Conference Code is 1489878. A replay of the conference call will be available today, Wednesday, October 29, 2003 after 4:45 p.m. Pacific Time (7:45 p.m. Eastern Time). The replay number is 416.695.5800 and the Conference Code is 1489878.

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.

-Unaudited Financial Tables Follow –

TRIANT TECHNOLOGIES INC.

Summary Consolidated Statements of Operations

(Expressed in Canadian Dollars)

Three months ended September 30,	Nine months ended September 30,

2003	2002	2003	2002

Revenue	$ 1,896,313	$ 1,315,772	$ 4,404,489	$ 4,744,659
Cost of revenue	511,716	305,480	1,139,064	1,189,945
Gross margin	1,384,597	1,010,292	3,265,425	3,554,714

Operating expenses
Research and development	937,353	1,569,587	2,843,692	4,577,705
Selling, general and administrative	777,584	1,029,518	2,490,698	2,610,716
Total operating expenses	1,714,937	2,599,105	5,334,390	7,188,421

Loss from operations	(330,340)	(1,588,813)	(2,068,965)	(3,633,707)

Interest and other income	36,353	89,580	124,921	257,817

Foreign exchange gain (loss)	(36,598)	293,328	(793,759)	(19,569)

Net loss for the period	(330,585)	(1,205,905)	(2,737,803)	(3,395,459)

Loss per share	$ (0.01)	$ (0.03)	$ (0.07)	$ (0.08)

Weighted average number of common shares outstanding	41,402,675	41,433,572	41,402,675	41,522,426

Number of common shares issued and outstanding	41,405,675	41,402,675	41,402,675	41,402,675

TRIANT TECHNOLOGIES INC.

Summary Consolidated Balance Sheets

(Expressed in Canadian Dollars)

September 30, 2003	December 31, 2002

Cash, cash equivalents and short-term investments	$ 9,040,953	$ 12,442,039
Accounts receivable, net	1,001,283	1,216,233
Prepaid expenses and deposits	149,316	137,310
Inventory	153,000	-
Capital assets	550,010	517,211
Total assets	10,894,562	14,312,793
Accounts payable and accrued liabilities	1,830,231	1,904,518
Deferred revenue	267,295	873,436
Total liabilities	2,097,526	2,777,954
Total shareholders’ equity	8,797,036	11,534,839